

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2018

Edward Margolin
Chief Executive Officer
Fraud Protection Network, Inc.
2500 E. Hallandale Beach Blvd, Ste 404
Hallandale Beach, FL 33009

Re: Fraud Protection Network, Inc.
Registration Statement on Form S-1
Filed January 17, 2018
File No. 333-222586

Dear Mr. Margolin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 17, 2018

Cover Page

1.   We note your disclosure that "[t]he selling shareholders will offer their shares at $1.50 per share until our shares are quoted on the OTC Markets and...thereafter at prevailing market prices or privately negotiated prices." Please note that we do not consider the OTC Pink Sheets to constitute a sufficient existing market for selling shareholders to offer their shares at market prices. Therefore, please indicate here and throughout the prospectus on which OTC Market system you plan to have your shares quoted.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Nine (9) Months Ended September 30, 2017 and 2016, page 35

2.   We note that your revenue increased by 830% for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. You state that "the increase resulted from greater acceptance of our products.. which led to greater sales." Please expand your disclosure to specifically state the underlying reason(s) for the greater acceptance of your products. Discuss which specific product(s) contributed to the increase, including any known trends and uncertainties associated with those products.

Liquidity and Capital Resources Cash Flow Activities, page 36

3.   Please disclose the amount and material terms of your outstanding debt.

Security Ownership of Certain Beneficial Owners and Management, page 43

4.   We note that you have two classes of voting securities consisting of common stock and Series A preferred stock. Please provide beneficial ownership for each class of voting securities. Refer to Item 403(a) and (b) of Regulation S-K. In addition, since the Series A preferred stock has 50 votes per shares, add a column to the beneficial ownership table to disclose the percentage of voting power held by each person listed in the table.

5.   We note that you have outstanding convertible notes. Please confirm whether you have included the shares into which the notes are convertible in your determinations of beneficial ownership. Indicate the number of shares underlying convertible notes that are included in any person's beneficial ownership. For example, if your column representing indirect ownership reflects such shares, so state. Also revise your selling stockholders table on page 21 to indicate any shares held or being sold by the selling shareholders that underlie convertible notes.

Plan of Distribution
OTC Market Considerations, page 45

6.   Please revise your disclosure to reflect the eligibility requirements for the OTC Market system on which you plan to have your shares quoted.

Signatures, page 53

7.   Please indicate who will be signing your registration statement in the capacity of principal accounting officer or controller. Refer to Instruction 1 to the Signatures section on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Division of Corporation Finance
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